Exhibit 99.1

SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period to

4 September 2017

DATE	DETAIL
04 September 2017	Transaction in own shares
01 September 2017	Transaction in own shares
01 September 2017	Total Voting Rights
31 August 2017	Transaction in own shares
30 August 2017	Transaction in own shares
30 August 2017	Director/PDMR Shareholding
29 August 2017	Transaction in own shares
25 August 2017	Transaction in own shares
24 August 2017	Transaction in own shares
23 August 2017	Transaction in own shares
22 August 2017	Transaction in own shares
22 August 2017	Director/PDMR Shareholding
21 August 2017	Transaction in own shares
21 August 2017	Director/PDMR Shareholding
18 August 2017	Transaction in own shares
17 August 2017	Transaction in own shares
14 August 2017	Transaction in own shares
11 August 2017	Transaction in own shares
10 August 2017	Transaction in own shares
09 August 2017	Transaction in own shares
09 August 2017	Director/PDMR Shareholding
08 August 2017	Transaction in own shares
07 August 2017	Transaction in own shares
07 August 2017	Publication of Annual Report – Group Company with listed debt
04 August 2017	Transaction in own shares
03 August 2017	Transaction in own shares
02 August 2017	Transaction in own shares
02 August 2017	Director/PDMR Shareholding

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

18 August 2017: Appointment of Joint Corporate Broker

16 August 2017: Capital Update and Total Voting Rights

15 August 2017: Scrip Dividend